As filed with the Securities and Exchange Commission on October 4, 2005

Registration No. 333-100321

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARGONAUT GROUP, INC.

(Exact Name of Each Registrant as Specified in Its Charter)

Delaware	95-4057601
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

10101 Reunion Place

Suite 500

San Antonio, Texas 78216

Telephone: (210) 321-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Byron L. LeFlore, Jr.

Senior Vice President and General Counsel

Argonaut Group, Inc.

10101 Reunion Place, Suite 500

San Antonio, Texas 78216

Telephone: (210) 321-8400

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

R. Scott Falk, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Telephone: (312) 861-2000

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-100321) of Argonaut Group, Inc. is filed pursuant to Rule 462(d) under the Securities Act of 1933 solely to add exhibits to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

The following is a complete list of exhibits filed as part of this Registration Statement, which are incorporated herein.

Item 16. Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

4.1	Restatement of the Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003).

4.2	Certificate of Amendment of the Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on May 25, 2004).

4.3	Amended and Restated By-Laws of the Registrant.

4.4**	Form of common stock share certificate.

4.5**	Form of Indenture relating to senior debt securities (including form of senior debt security).

4.6**	Form of Indenture relating to subordinated debt securities (including form of subordinated debt security).

5**	Opinion of Mayer, Brown, Rowe & Maw LLP as to the legality of the securities offered.

12.1**	Statements of computation of ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends.

23.1**	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5).

23.2**	Consent of Ernst & Young LLP.

23.3**	Consent of Ernst & Young LLP.

24.1**	Power of Attorney.

25**	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939, as amended.

99.1	Amended and Restated Executive Employment Agreement, dated March 11, 2005, between Argonaut Group, Inc. and Mark E. Watson III.

*	To be filed, if necessary, by amendment to this Registration Statement or on a Current Report on Form 8-K.

**	Previously filed.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Antonio, State of Texas, on October 3, 2005.

ARGONAUT GROUP, INC.

By:	/s/ MARK E. WATSON, III
Mark E. Watson, III

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 3, 2005.

Signature	Title
/s/ MARK E. WATSON, III Mark E. Watson III	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ MARK W. HAUSHILL Mark W. Haushill	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

* Gary V. Woods	Chairman of the Board and Director

* Hector De Leon	Director

* John R. Power, Jr.	Director

* Fayez S. Sarofim	Director

* By:	/s/ BYRON L. LEFLORE, JR.
Byron L. LeFlore, Jr.
Attorney-in-Fact

II-2